FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 02 February 2005


                         Commission File Number 000-02404



                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)



           Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding 'earthport update'  dated 02 February 2005






                                                                 2 FEBRUARY 2005

                           BALTIMORE TECHNOLOGIES PLC
                  (Ticker: Reuters BLM.L or Bloomberg: BLM LN)

                         ("Baltimore" or "the Company")

                                earthport update

The Board of Baltimore has noted earthport plc's ("earthport") decision not to proceed with an offer for the Company. The Board is pleased that this unwelcome distraction has been removed.

On Tuesday 1 February 2005, Baltimore secured a High Court order that, unless earthport provides security for costs in the sum of GBP180,000 by 1 March 2005, its claim will be struck out. The Company did not oppose earthport's application to amend its Particulars of Claim but has reserved its right to challenge these amendments at a later date, if so advised.

The High Court also ordered that earthport should pay the Company's costs occasioned by both the Company's application for security for costs and earthport's application for leave to amend the Particulars of Claim. The size of the costs award will be determined at a later date, but the court ordered that earthport must, by 1 March 2005, pay GBP15,000 on an interim basis.

                                   ---ENDS---

Enquiries:

Bishopsgate Communications Ltd.                               Tel: 020 7430 1600
Maxine Barnes
Dominic Barretto
Email: maxine@bishopsgatecommunications.com

Shore Capital and Corporate Ltd.                              Tel: 020 7408 4090
Guy Peters
Simon Edwards

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:         /s/Tim Lovell
                Name:       Tim Lovell
                Title:      Finance Director




Date: 02 February 2005